Filed by NewHold Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-39417

Subject Company: Evolv Technologies, Inc.

NewHold Investment Corp. & Evolv Technology

SPACInsider Webinar – June 2, 2021

Transcript

00:00:04 Speaker 3

Good afternoon and welcome to Stack Insiders Live Webinar to discuss the business combination of new Hold Investment Corp and Evolve Technologies in a few moments the management teams were both new hold involve a brief presentation and which will be followed by a Q&A. You can submit your questions at anytime by clicking the Q&A button.

00:00:21 Speaker 3

Right here at the bottom of your screen and we will get to those in the Q&A section that come up, but without further ado, I'd like to introduce all CEO Peter George.

00:00:31 Speaker 3

Sure.

00:00:32 Speaker 1

Well, thank you very much and and welcome everybody. We're thrilled to have the chance to tell you about evolve technology.

00:00:39 Speaker 1

We are the leader in AI based touchless screening, but also cared deeply not just about our technology, but about the opportunity to make the world a safer place.

00:00:52 Speaker 1

To live, work, learn and play, and very mission driven and purpose built company that were thrilled to be part.

00:01:02 Speaker 1

So we are completely disrupting the physical security space by combining very advanced sensors and artificial intelligence slash machine. Learning to discriminate and find threats at the at the pace of life while people.

00:01:20 Speaker 1

Are walking into a venue and not breaking stride. And as you can see from this slide as everybody goes back goes back to work, goes back to their favorite performing arts venues. Goes back to stadiums to see.

00:01:35 Speaker 1

Their favorite teams play. Nobody wants to go back the same way the pandemic has caused a seismic shift in the way people want to return back to gather again.

00:01:48 Speaker 1

We do want to gather, but we want to gather in a frictionless and touchless way, so as you can see here from the slide.

00:01:56 Speaker 1

Nobody wants to stand in a line anymore, and certainly nobody wants anyone touching their belongings, which is traditionally the only technology available to make venues safe, was a metal detector that's really, really good at finding.

00:02:12 Speaker 1

Battle but awful at finding weapons. And of course most people aren't carrying weapons when they come into a venue, but you have to treat everyone like they do, which is why lines are created and why that experience is so barbaric. So we've completely flipped the model. And as I said, you are using.

00:02:33 Speaker 1

Artificial intelligence to find the needle in the haystack or find the weapon.

00:02:37 Speaker 1

While people are moving in and let everyone else get into the venue at high speed and high scale. So the picture to your right actually is 2 venues.

00:02:49 Speaker 1

The first one was Dreamforce, which is Salesforce.com user conference. The the picture there is the Cleveland Browns.

00:02:57 Speaker 1

Night game, people coming in with their lanyards and their phones. And in this case roller boards and all kinds of metal that they're normally carrying. And of course nobody has a weapon so everyone else can freely go in.

00:03:13 Speaker 1

We have an amazing set of customers, large customers that have standardized us around the world and then other customers in all kinds of venues and verticals that are places where people gather.

00:03:27 Speaker 1

So this is a picture of the video I just showed you and just to give you an example of how the system works.

00:03:33 Speaker 1

As people are going in not breaking stride, not taking anything out of their pockets, we can look and screen for threats. We're not looking for people. We're looking for threats when we see a.

00:03:47 Speaker 1

Threat the tower. As you can see, stay green until they go red. When they're red, the security guards look at one of four tablets on the tablet is both the person and the location of where the threats being carried. In this case, the security Guard would direct the person.

00:04:07 Speaker 1

Pull them out of the line, send them over to the resolution table and at that point the security guard also looking at a similar tablet will say hey Mr. Smith may may I check your backpack so completely transformative and new way to get people into a venue safe.

00:04:25 Speaker 1

We do it 10 times faster than than what a metal detector would do today. We can process almost 4000 people.

00:04:32 Speaker 1

3600 people an hour into a venue. Think about people coming in shoulder to shoulder in crowds and we're able to find the needle in the haystack when they come in.

00:04:45 Speaker 1

Uhm?

00:04:46 Speaker 1

When you're improving somebody security posture, it requires three things. The first is game changing technology. We have that. Secondly it requires process.

00:04:59 Speaker 1

We call it conops concept of operations. How you find the threat and how you resolve the threat and then the third thing is people.

00:05:06 Speaker 1

And oftentimes the people are the weakest link, particularly when you're using old technology.

00:05:12 Speaker 1

They have alert fatigue, and when the alarms going off all the time and they have to warn you, it's not very good security.

00:05:19 Speaker 1

So we turn the model upside down and do the three things everybody wants. Dramatically increase your security posture. Make the visitor experience second to none, and oftentimes we can save money. Save our customers.

00:05:32 Speaker 1

Money, and when we're replacing metal detectors, it's always in the 70% range.

00:05:37 Speaker 2

Hey Peter, if you don't mind, could you go back to Page 3 for a moment? So first thank you everyone for the time today I'm Kevin Charlton. I'm the CEO of a new Hold Investment Corp. This back partner for evolve.

00:05:48 Speaker 2

And I think what Peters highlighting here really was that we looked at almost 200 deals before partnering with EVOLVE, and I think what Peters describing really is the the crux of why we think this is such an attractive investment. If you think about a traditional metal detector, it simply isn't practical.

00:06:08 Speaker 2

In many settings, the vast majority of settings it's too expensive. It's too slow, it's insufficiently accurate, and alert fatigue.

00:06:18 Speaker 2

That's these, are these are security guards focused on keeping their venue safe. The issue is they have false alarms constantly.

00:06:25 Speaker 2

We've all had bags inspected that have nothing in them that's the challenge of metal. Did a metal detector detects metal that's profound.

00:06:32 Speaker 2

That's the thing that's so just that's so disruptive about evolve, is it? It can tell the difference between a.

00:06:39 Speaker 2

Knife and keys between a gun and a cell phone and it only alerts when it someone has a weapon.

00:06:45 Speaker 2

So Peters Key point, it assumes you're innocent until it finds something that suggests you might be carrying a weapon, that's the.

00:06:52 Speaker 2

1st but but the the thing that really is setting it turning the the the calculus on its head for for customers is it's cheaper, it's faster.

00:07:03 Speaker 2

It's a better experience. It's more accurate, and that means that's why we think the market for evolve is 10 times what the market is simply.

00:07:12 Speaker 2

For for traditional metal detectors.

00:07:16

Yeah.

00:07:18 Speaker 1

Thanks Kevin.

00:07:21 Speaker 1

Look, we have an amazing set of customers in verticals that span height, you know verticals were focused on like professional sports and performing arts venues and schools.

00:07:34 Speaker 1

But just think about what the threat vector today and the attack surface for a bad guy who wants to do something.

00:07:41 Speaker 1

Bad to people with people gathering. It's in every kind of venue.

00:07:45 Speaker 1

And I'm sure people are listening to the amount of mass shootings that continue to escalate, so we're trying to democratize security, make it easy to deploy, make the visitor experience second to none, make it affordable, and make it available to every customer, every kind of venue in the world. So when people gather.

00:08:06 Speaker 1

They can gather safely. I happen to have four children in their 20s. My oldest daughter is a second grade teacher in in the Boston area in the city and on the second day of school. She has her eight year olds under the.

00:08:23 Speaker 1

Desk teaching them had to hide from an active shooter. I mean that is something that needs to end in North America, and if that's the state of what safety is like in schools, we need technology.

00:08:35 Speaker 1

'cause it's certainly not going to happen with legislation to make it safe for our kids to learn. That's a minimum requirement in my belief for.

00:08:43 Speaker 1

For our society.

00:08:45 Speaker 1

These are the the verticals that make up a $20 billion Tam. As Kevin mentioned, you know, 2 billion of that Tam is regulated, so think aviation and professional sports. But the 18 billion are are non regulated places. Places that have always wanted to have security.

00:09:05 Speaker 1

But their only technology choice was a 80 year old metal detector and no, nobody obviously wanted that. So that's the market that we're very focused on.

00:09:14 Speaker 1

And as you might imagine, with reopening going on right now, our business is very, very strong because people want to reopen in a new way a touchless way.

00:09:24 Speaker 1

They know that the threat vector hasn't changed, and so we're able to capitalize on that, and every one of our customers always thinks about the following three things.

00:09:35 Speaker 1

It's often times more, but it's at least these traits, and when they think about evolves, they think about #1. How do I make my venue safer?

00:09:44 Speaker 1

How do I increase my security posture?

00:09:48 Speaker 1

So that a bad person, a bad person doesn't come in and do something to the people inside. So number one increase my security posture #2.

00:09:57 Speaker 1

How do I have an amazing customer experience so that they can come to my museum, come to my performing arts venue? Come to my game and walk in and not break stride?

00:10:08 Speaker 1

Could you imagine that? And then? Finally, if there's a way I can save money too, that would be wonderful.

00:10:14 Speaker 1

And here's an example of how we do that for all of our customers. As we mentioned, we use artificial intelligence and advanced sensors to discriminate between a phone and a firearm.

00:10:25 Speaker 1

While people are moving and without divesting of any of the belongings that they have, that's game changing for everybody. Nobody.

00:10:33 Speaker 1

In the world, can do that today other than evolve technology, we've screened over 50 million people. And other than the NSA, I'm sorry TSA nobody screened more people than we have, so we're very, very good at that. In a frictionless way. And because it's a combination.

00:10:53 Speaker 1

Of both a sensor platform which is a deterrent, by the way, so having something there that's overt and not covert, we think it's a good thing it deters an active shooter from coming in, but the magic is really in the software in our cortex AI brain that allows us to discriminate very, very quickly.

00:11:14 Speaker 1

And make a decision on if it's a good thing or a bad thing. Because we're a software platform and we can quickly adapt to new kinds of threats, we're able to add new threat.

00:11:25 Speaker 1

Like elevated body temperature, very rapidly on the platform. So last year we got a call from a customer that said hey, COVID-19 is weaponized people.

00:11:36 Speaker 1

Could you add elevated body temperature to one of your threat vectors and in 60 days we were able to add that. So now when you come into a venue we can screen you.

00:11:45 Speaker 1

For threats like guns, bombs and knives, we can also screen you with a facial recognition capability for somebody in a BOLO list.

00:11:55 Speaker 1

Or on a bad person list, but also set the temperature at 100 and make sure if somebody has elevated body temperature they don't come in and that helps futureproof our customers for new threats that may come in around the corner. Finally, you know data is the new oil, our system learns all the time.

00:12:16 Speaker 1

We have a 5G cradle point modem on the platform that allows us to upload our scans. Most of our customers in an opt in choice upload their flat files to our cloud and we're able to increase the efficacy of the system, which now is rated at 98.

00:12:36 Speaker 1

Percent efficacy.

00:12:37 Speaker 1

See so we continue to get smarter and more accurate. And then finally we have an amazing data set, right?

00:12:45 Speaker 1

Because as somebody comes into the venue, we know who they are when they come. If they're male or female, how old they are by two years, you know what they're carrying when they come in.

00:12:57 Speaker 1

That data is really, really important to our venue. Guest services loves us as much as the security team because they can help monetize the profile with people when they come in in the concession stand at the SWAG store and just make the experience really frictionless and valuable.

00:13:17 Speaker 1

I mentioned saving money. It's always an upside benefit for our customers along with our game changing technology. We also are the only ones in the world offering this capability as a subscription model. We're a SAS company. We offer this capability as a four year subscription. It's a monthly subscription.

00:13:39 Speaker 1

And because of that, it's very affordable. The barrier to entry is very low. We can stand up the system in an hour, train in a few hours and by the afternoon we can make sure your venue safe and then people pay a monthly fee to make sure that we can protect their venue and their people.

00:13:58 Speaker 1

From all kinds of threats that come in and normally the ROI is measured on the dramatic reduction of number of systems and number.

00:14:07 Speaker 1

Of security guards that are required, we make the guards that are there way better. Because we're using the technology like AI is changing everything it can allow for the ability to do things at scale and speed that manual people would do, and we're able to do that on our platform, so we reduce the number of systems.

00:14:28 Speaker 1

And reduce the number of security guards you need and we make them. We make them better, hence better security, amazing visitor experience and then we get to save you money over.

00:14:39 Speaker 2

Time, Peter. If I could just add on the prior page on 8.

00:14:43 Speaker 2

Right the the other thing in our customer calls when we were doing due diligence to highlight is it also allows you to the the the guards that you retain or your most experienced.

00:14:54 Speaker 2

These are the folks who are expd though the it's challenging to find people these days and difficult to train them when you have temp staff trained to use the one that's.

00:15:04 Speaker 2

Often where the problems come in.

00:15:06 Speaker 2

Now you're able to actually focus on the the trained professionals who are dedicating their careers to to to crowd safety, and it allows them because they're not digging through bags that they're pretty sure don't have a weapon.

00:15:19 Speaker 2

They're able to focus on the risk, not the process, so it really. It's not just the number of guards, it actually focuses on on the most.

00:15:27 Speaker 2

Experienced guards.

00:15:31 Speaker 1

This is an example just before I leave this slide of one of the one of our customers out in Chicago.

00:15:37 Speaker 1

We helped with the opening day. Not only did their fans walk right into their seats, they also had an amazing experience because they didn't have to stop and we're going to save that customer over 500.

00:15:51 Speaker 1

$1000 in the first season alone.

00:15:54 Speaker 1

Without getting too heavy on technology, you might imagine there's a lot of technology here. This is a very, very hard problem to solve.

00:16:03 Speaker 1

How do you find a weapon, a concealed weapon on somebody while they're moving amongst all the things that people are carrying today? So we have a very deep IP portfolio.

00:16:14 Speaker 1

Lots of patents. Our court patents are all about efficacy around the detection and doing it at flow and it's speed that nobody else can do. There are 50 sensors in the system. Six cameras were able to.

00:16:28 Speaker 1

Then just a half a million pieces of information in a 38th of a second and make a determination.

00:16:35 Speaker 1

Yes no and then react to it so a sensor platform that's second to none. It's beautiful. It's very, very elegant. We take all that sophistication and make it.

00:16:48 Speaker 1

Something that you'd be proud of to put in any kind of venue, a museum or performing arts venue, and it has to operate not just indoors, but outdoors, so our systems are both mobile and can operate in the wind and snow and rain.

00:17:04 Speaker 1

And wind up to 40 miles an hour, so very ruggedized, very robust enterprise ready platform. But as I mentioned the magic is in our cortex AI software. The ability to do threat classification on a broad attack surface very very rapidly and make a determination.

00:17:24 Speaker 1

In a very elegant way.

00:17:26 Speaker 1

Most of our customers have some kind of physical security already implemented in their venue. It comes in the form of mass notification systems, video surveillance systems, turnstiles, access control, and because we're a software platform and we have an open API.

00:17:46 Speaker 1

We can connect to all the infrastructure that's already there and make it a seamless experience for our customers. So think about what happened during the pandemic.

00:17:56 Speaker 1

Everybody digital transformation programs got accelerated and we do that now in the entryway for our customers, we call it the digital threshold. What we're digitally transforming the entryways and connecting that with all the other infrastructure that they have.

00:18:14 Speaker 1

We're really excited about our go to market strategy. We we have a direct sales team in channel partners as a way to cover the market. One of our key channel partners is more than just a channel. It's an OEM partner Motorola.

00:18:32 Speaker 1

Solutions everyone knows them. They're an $8 billion security company game. Changing technology 650 salespeople in 2000 channel partners, and we've private labeled our solution. Motorola Solutions powered by evolved technology, so they're going to bring their army of.

00:18:52 Speaker 1

Internal and external channel partners in.

00:18:54 Speaker 1

Bring our product to market and integrate it into their technology. As you know they're the leaders in body cameras and municipal radios and they can provide an end to end security portfolio that's second to none in the industry, and we're very, very excited about the partnership we.

00:19:14 Speaker 1

With we have with Motorola, and they're also an investor in the pipe as well, so we're pleased about the strategic partnership that we have.

00:19:24 Speaker 1

One of the things that's unique about our platform other than the software experience. When people go through it, is the physical experience right when you go through the system.

00:19:35 Speaker 1

It's so fundamentally different than how you get onto an airplane or how you go see your favorite team play. It has this force.

00:19:43 Speaker 1

Multiplier effect when people go through it. Here's an example of one of our first customers in our first product called called.

00:19:52 Speaker 1

Edge was the Lincoln Center and after we put seven of our systems at the Lincoln Center and people from Brooklyn Bowl or or Springsteen from Broadway went through it.

00:20:04 Speaker 1

They wanted to have it, and so did Hudson Yards and met and MoMA and Museum of Natural History and then.

00:20:12 Speaker 1

When New York Presbyterian leader went through it, they put 22 of our systems in their hospitals in New York, and then when the rabbi from Temple Emanu El went to the hospital and he went through it.

00:20:26 Speaker 1

They bought 7 systems as well, so going through the system is so transformative it not only allows us to land and expand in geography, we call it our city strategy, but also across verticals because all the people that make these decisions are typically well connected because they're former.

00:20:46 Speaker 1

Law enforcement, NYPD Secret Service CIA. They know each other. They trust each other and when they put in technology, that's all about making the venue safe and saving people's lives.

00:21:00 Speaker 1

The rest of them want to have it so we have a really trust relationship and an intimate relationship with our physical security decision makers, and we take that as a real privilege.

00:21:13 Speaker 1

Uhm?

00:21:13 Speaker 1

All the technology that we just talked about is all that you know we need now to go land and expand in sell over the next five years, 20,000 systems in digital thresholds across the world. And we have a plan to do that.

00:21:29 Speaker 1

A short term, a mid term and long term plan to get to a billion dollars of PCB bookings and 600 million of of revenue.

00:21:39 Speaker 1

And we know exactly what to do and how to go do it. We had the rinse and repeat land and expand model and we have the technology built and ruggedized for prime time.

00:21:50 Speaker 1

To do it, so everything that we've talked about helps us execute on the plan. But what we've learned through this process the last couple of years of delivering express into the marketplace is once customers choose us.

00:22:03 Speaker 1

To do the most important thing which is make my venue safe and every visitor goes through our system, they want us to do more, right?

00:22:12 Speaker 1

So what does do more look like today? We can go to and this is a picture of Notre Dame Stadium in South Bend. They're not a customer yet, but we hope they will be. And in this case.

00:22:23 Speaker 1

If we put our systems in to process the the football stadium, we could screen for all kinds of weapons.

00:22:31 Speaker 1

All guns, bombs and large tactical knives. As I mentioned, we can screen for COVID-19 and we do all the data and people analytics as people flow through.

00:22:43 Speaker 1

But our customers want more. They're also saying while you're there, can you do biometrics or E ticketing right? What if we could quickly do a a risk profile on you because we know who you are? Think about clear or day on and immediately let you come through based on your risk.

00:23:02 Speaker 1

Profile

00:23:03 Speaker 1

Uhm, when you come into a ticketed venue, whether it's a stadium or you buy a ticket to go see Hamilton or your favorite band play, there are two times that people stop.

00:23:14 Speaker 1

We call him the friction points. The first one is for your ticket, the second one is to get screened. We've elated alleviated one of those friction points.

00:23:23 Speaker 1

Our customers want us to alleviate the other, so they're asking us to put smart ticketing on the platform as well.

00:23:31 Speaker 1

So could you imagine going from the parking lot to your seat, walking into a professional sporting game and not breaking stride? Because when you walk through our system we're quickly screening you for all kinds of threats.

00:23:44 Speaker 1

And ripping a smart ticket so you're into your seat in a.

00:23:49 Speaker 1

Flash all of those things because we're a digital platform, are things we're working on to make available for our customers in the future.

00:23:57 Speaker 1

But if you're really and I'm a cyber security background, cyber security, like physical security, is all about depth of defense, right? Pushing the perimeter out away from where?

00:24:09 Speaker 1

Where the threats can really cause damage? In this case, our customers are saying what if you could do this and connect to the things so we we could understand who you are and the risk profile at the approach or in the parking lot.

00:24:26 Speaker 1

So if you come to your favorite theme park and we run your license plate, we're going to know if you're the Smith family or if you're a bad person.

00:24:36 Speaker 1

Just as soon as you get out of the car, right again, away from where the people are, where they can do damage? What if you could send them into the doorways?

00:24:46 Speaker 1

The family doorways where there are no lines. What if you could do crowd intelligence and understand how to move the crowd?

00:24:53 Speaker 1

And then what if you could consume threat intelligence so you had situational awareness about the people coming into the venue? Still out in the parking lot, right? All of that.

00:25:03 Speaker 1

Are things that we're working on now so we can do more for our customers in the digital threshold and then finally create this frictionless and touchless and safe experience inside the venue because I've been there before and I we have data now on all the people that come. You know we we can create.

00:25:24 Speaker 1

An experience for you inside your professional sporting steam stadium or theme park.

00:25:31 Speaker 1

That's frictionless, that's touchless. You never have to touch money. You never have to stand in a long line. And when it's time to leave, you leave out the the gate that nobody is walking out of, right?

00:25:42 Speaker 1

That's what is the new proxy for how people want to gather in the future, right? They want to come back in a safe frictionless.

00:25:50 Speaker 1

Touchless and informed way right an intelligent way? And we have an intelligent platform that allows for that.

00:25:58 Speaker 1

And then finally our business model. I mentioned to you is as game changing. As our technology. We provide this as a four year non cancelable subscription.

00:26:10 Speaker 1

We provide outcomes for our customers. It includes it's around $2500 a month depending on what features you get.

00:26:19 Speaker 1

It's always for 48 months.

00:26:21 Speaker 1

It gives us the opportunity not only to have long term predictability in our business, but also to do more for our customers.

00:26:29 Speaker 1

So if they want to add new capabilities, we can quickly download that capability on the platform and operationalize facial recognition or advanced analytics or COVID-19 protection.

00:26:42 Speaker 1

Whatever else they need so that flexibility that predictability is something they really value and not only do we provide this as an outcome, but it's a little bit like leasing a car we pay.

00:26:53 Speaker 1

By the setup, all the maintenance for the four years as part of it, so we're upgrading sensors along the way.

00:27:01 Speaker 1

We're doing two major releases and two minor releases of the software to keep our customers on the cutting edge of the threat.

00:27:10 Speaker 1

And then the final and last slide before we open it up for questions is all about our growth. So we're really excited about the the opportunity to go.

00:27:19 Speaker 1

Capture the market and capture the demand in the market. If we execute on our plan, the one that we're showing here, you know at the end of five years we're only going to still occupy 2% of the market. This is a big, untapped Greenfield market that's waited for technology to be available.

00:27:40 Speaker 1

So that they could apply it, and we think the opportunity is just phenomenal, and that the upside potential for the customers is is for the company is very, very strong. So again mission driven right making the world a safer place.

00:27:54 Speaker 1

All those secular tailwinds around reopening reopening in a new way, digital transformation and then unfortunately based on what everyone is hearing in the news, the polarization and the anxiety through the pandemic is increasing the number of mass shootings that we're having.

00:28:14 Speaker 1

In May there were 62. That's unprecedented, unfortunately. You know, that's going to continue until we do something about it. And if it's not going to happen on the hill with legislation, customers can do something about it by applying our technique.

00:28:30 Speaker 1

Ologie to their venues to make it safe for people to come back and it's become a proxy now for people to want to come back but come back in a safe and frictionless and touchless way because they have options to stay home and work over, zoom or eat over Uber eats, but they want to come back.

00:28:51 Speaker 1

Could do it in the Safeway. We can provide that.

00:28:54 Speaker 1

OK, and that's the the final thing is. You know these are the key elements of why we're so excited about this opera.

00:29:00 Speaker 1

Unity and the chance to make the world a safer place for everybody to come back and gather again. And the moments now, which is why we're super excited about the partnership with Neuhold, is we get to fully capitalize the company and capture this moment in time where people are reopening in a new way. And we can help them do it.

00:29:21 Speaker 1

So with that I know I went fast, but hopefully that gave everyone a background as to our plans as a company to go forward.

00:29:31 Speaker 3

Yeah, thank you very much. Peter and Kevin and I think that we can now move over to the Q and a portion of the webinar.

00:29:36 Speaker 3

I'd like to remind our viewers that you can submit questions at anytime by clicking the Q&A button at the bottom of your zoom window there, and we will get to those as they come in the first one we've had here is is this for you, Peter, and just in terms of.

00:29:51 Speaker 3

Why did you choose to go public via SPAC rather than the traditional IPO path? And what specifically about Neuhold stood out to you as being the partner for that?

00:30:01 Speaker 1

Yeah, super.

00:30:02 Speaker 1

Question and so timely, right? And I mentioned capturing the moment this idea of the seismic change during the pandemic about how people want to come back, how venues want to reopen, but mostly how visitors, how customers want to come back and gather again.

00:30:22 Speaker 1

To do it in a safe and frictionless and informed way, we knew our moment was in 2020.

00:30:29 Speaker 1

One to go capture all the demand in the market to do it. Our plans were to go public sometime in 21 or 22, but the idea and the certainty around the capital and the valuation around the SPAC was just something that we couldn't resist. We had a.

00:30:49 Speaker 1

Very successful SPAC.

00:30:51 Speaker 1

Process had multiple offers for the company.

00:30:55 Speaker 1

Most of them were higher than the one we had from neuhold, but it became very, very clear when we met Kevin and his team that they were very experienced professionals in the spec vehicle, understood the vehicle extremely well would make great partners, and just the amount of due diligence that was done during the.

00:31:15 Speaker 1

Prof.

00:31:16 Speaker 1

Assets, weeks and weeks and weeks of due diligence. They spent a ton of time in our data room and when they finally made an offer to the company, it was the most informed offer from the most experienced and professional group of people running us.

00:31:31 Speaker 1

Facts that were that we had a chance to meet with and we couldn't wait to build a partnership.

00:31:36 Speaker 1

With them and since we've announced the partnership the last three months, you know all of that has played itself out in spades, and we're excited about the future with them.

00:31:48 Speaker 3

Great and I actually kind of want to toss a similar question to Kevin and just you touched upon it in the presentation.

00:31:55 Speaker 3

A little bit of what your process was and how you came to evolve. Could you talk a little bit about, you know why evolve stood out among the other targets in the other areas you were looking?

00:32:05 Speaker 2

Sure, yeah, so for those who may have seen our original S1 and IPL material from last year.

00:32:13 Speaker 2

We are tech industrial technology focused and our definition of industrial technology is a company that is using proprietary technology to disrupt an existing industry the way we would describe. There's some very attractive spec combinations with more speculative technology where the capital raises for technology development.

00:32:35 Speaker 2

That's not who we are. We were much more interested in capital that's being raised to accelerate growth, and we had some specific verticals, including 3D printing, electric vehicle infrastructure. But we had sensors and AI and this really is.

00:32:54 Speaker 2

In many ways it's a combination of artificial intelligence and sensors being applied to disrupt an existing industry so.

00:33:01 Speaker 2

Our our the ARB view is you need to source deals at volume so that you can be really strict in your criteria and keep yourself honest.

00:33:10 Speaker 2

We we had by the by the end. By the time we signed the merger, even 191 deals in our pipeline. We signed non-disclosure agreements and about 20%.

00:33:21 Speaker 2

So approaching 40.

00:33:23 Speaker 2

We then applied to probably half of those, or about 20 of the deals. 10% of the total. We applied our proprietary screening criteria, which is 40 different characteristics we look for in the ideal partner and we grade those red, yellow, green before we allow something to progress to actual due diligence.

00:33:44 Speaker 2

Evolve had one red and I know I'm gonna get the question. What was the red it was we were looking for a company that would benefit from shortening supply chains and the reshoring of manufacturing.

00:33:55 Speaker 2

That's the one thing evolve lacks that we're looking for, but otherwise there were no other Reds in that in that set of criteria.

00:34:01 Speaker 2

Uhm, the the the second thing that we really like early in our diligence where we're meeting a company. They're all high growth, so they've all hired talented executives.

00:34:11 Speaker 2

Recently we like to ask those people, well, you're you've got a great resume. You had choices. Why did you choose evolve?

00:34:18 Speaker 2

Every person that evolves starts with the mission that they are passionate about the problem that involves solving and at how evolve is making people safer.

00:34:28 Speaker 2

And then the third thing is when we spoke to the customers, so our early customer calls this before we had submitted our final bid.

00:34:38 Speaker 2

Would simply effusive and and we were looking for a couple of things. First of all, doesn't work, I mean you.

00:34:45 Speaker 2

See people walking, we've.

00:34:46 Speaker 2

All been through metal detectors. They're a pain.

00:34:49 Speaker 2

Right, you want I. I watched the original video, I was like, well, that can't work but but the more we talked to customers who tested and tried to break the system.

00:34:58 Speaker 2

Sending people through with a knife in their hat or something. It it works. It's more accurate and and and when you combine that with a much better experience.

00:35:08 Speaker 2

And much safer, a much cheaper system. But I should say most less expensive system. For customers we became very enthusiastic about what the market opportunity.

00:35:20 Speaker 2

So so it it quickly, you know our goal was to sign a letter of intent within six months. I think we missed that by a couple of days.

00:35:27 Speaker 2

We were very disciplined about how we chose to work with, uh, trying to find the partner and have all really hit all the criteria we.

00:35:36 Speaker 2

Were looking for.

00:35:38 Speaker 3

Great and we have a another new question here and that is just simply for Peter I suppose. Can you offer any information about how sales may be going so far this year compared to projections or contest compared to last year numbers?

00:35:51 Speaker 1

Yeah, I can't be too specific. We're going to actually do a momentum release next week so people will get to see it.

00:35:57 Speaker 1

But I guess what I would tell you is that all the kind of secular tailwinds that we expected would be part of this moment of reopening.

00:36:08 Speaker 1

Yeah.

00:36:10 Speaker 1

People wanting to reopen in a new way.

00:36:13 Speaker 1

Going to 100% capacity quicker than we thought, and then of course the question around can I come back safe, safe from all kinds of mass shootings?

00:36:23 Speaker 1

All those secular tailwinds we're feeling in our business, and we've had a we have a lot of momentum in our business right now. I would say that we're ahead of plan. We certainly were in.

00:36:33 Speaker 1

Q1 and we're in the middle of Q2 and that you know, we're we're feeling good about our business, right?

00:36:38 Speaker 1

Now, so that might.

00:36:38 Speaker 1

Now.

00:36:38 Speaker 1

So we continue to invest in people. We've doubled the size of the of the company in terms of people getting a lot of quota carrying people on the street and by the by the second quarter that those people are here or there.

00:36:52 Speaker 1

They're already contributing to sales because there's lots of demand. I'm sorry Kevin. You were in something.

00:36:59 Speaker 2

No, no, it's OK. Yeah, the the only thing I would add in reiterating we are somewhat constrained.

00:37:05 Speaker 2

Definitely encourage people to check out the we're referring to it as a momentum release, which will include the Q1 numbers and I would just add for those who have had a chance to look at our proxy statement, we are comfortable with the projections in the proxy statement and I will allow people to read into that what they choose.

00:37:22 Speaker 3

OK, great and and here's another one in just in terms of, uh, I guess you know moving forward, how do you see the the strength of all the new hold as a partnership? As you know, we could further and further beyond the deal itself.

00:37:40 Speaker 2

Yeah, I mean I'm joining the board as is one of our board members.

00:37:40 Speaker 1

Right?

00:37:46 Speaker 2

We we tried to assemble a board at new hold that could really add particular insight to certain of the potential sectors that we're focused on.

00:37:54 Speaker 2

One of our board members is Neil Glat Neil and I've known each other for decades, but Neil was also the President of the New York Jets. So when we became aware of evolve.

00:38:05 Speaker 2

In our pipeline, Neil was immediately able to validate this is a really difficult and important problem to solve given his need as the President of The Jets to combine both the fan experience and and crowd safety.

00:38:19 Speaker 2

The UM that gave us unique perspective. Neil will also be joining the board so we we have already started the process of working with the both the the majority of the board who's transitioning over, helping to build out the governance structure, reporting structures, the the relationship with the analyst community and.

00:38:39 Speaker 2

And and, you know, do our best to help prepare, evolve for the the rigors of the public market.

00:38:45 Speaker 2

Yeah, I suspect.

00:38:47 Speaker 2

Partly more interesting questions really. Well, you're raising a bunch of money. What are you going to do with it that I think maybe we'll, I'll ask, turn it over to Peter to.

00:38:55 Speaker 1

Yeah, thanks Kevin. So I I just wanted to 2nd what Kevin said. You know Kevin got.

00:39:02 Speaker 1

Tons of experience in both private and public company boards is a.

00:39:08 Speaker 1

Savant smart about the spec market all of that super valuable for us with him sitting on our board and then of course Neil Glatze experienced with The Jets when as part of their due diligence he totally got the problem that we're solving right and he was able to articulate that not just in in a way that.

00:39:27 Speaker 1

We understood today, but how professional sports is thinking about it in the.

00:39:32 Speaker 1

Future so really, really valuable subject matter expertise from both Kevin and Neil, and they've already, you know, are very involved in our business already, so that's great.

00:39:43 Speaker 1

We expect that to be a long term partnership as it relates to the capital. We may have mentioned that you know we we were oversubscribed in the pipes.

00:39:53 Speaker 1

We've raised more capital even than we originally intended because we know that the opportunity to go big.

00:40:00 Speaker 1

Market leading company and dominate the space is there so we'll have raised about $450 million.

00:40:08 Speaker 1

1/3 of that will use to to build the business. 1/3 of it will look for R&D opportunities to add new things to that digital threshold that I talked about, and then finally finally.

00:40:20 Speaker 1

We see M&A as part of a strategy to grow and scale our customers. View us as a platform that they.

00:40:27 Speaker 1

Want more capability from so we're going to make that build buy and partner decision in the ecosystem of both physical and cyber security companies in the world.

00:40:38 Speaker 1

And make sure we can provide all that capability for our customers. So we're a a single entry point for their entire customer experience.

00:40:47 Speaker 1

Approaching, going through and having a frictionless experience in their venues. So a third, a third, a third, and we're excited about all of what that means for the company.

00:41:01 Speaker 3

It's very interesting on the M and a front. Do you see the opportunity of being one where that could be a means of adding specific capabilities, like with the various kind of additions you're looking to add to the subscription and the software side of the business, or something that can gain market share and books of business, or a combination of the two.

00:41:19 Speaker 1

Yeah.

00:41:20 Speaker 1

Yeah so.

00:41:22 Speaker 1

You saw the capabilities when and when I used to slide the Notre Dame slide. Each one of those capabilities.

00:41:30 Speaker 1

There's a whole group of companies that are doing crowd intelligence that are doing smart ticketing that are doing mass notification that are doing biometrics right there. There's catting and we're beginning to talk.

00:41:42 Speaker 1

To to all of those companies. So we want to use.

00:41:48 Speaker 1

That Kappa

00:41:48 Speaker 1

So to do technology tokens and provide capability that nobody else in the world will provide our customers and at the same time, if there is revenue there, either with them or for some other reason that will be valuable too. But it's really about executing on our long term vision of providing a safe.

00:42:09 Speaker 1

And frictionless and touchless experience for our customers from parking lot to seat.

00:42:15 Speaker 1

Back

00:42:16 Speaker 2

The one thing I might I might add to address the the sort of the question about to gain share or books of business.

00:42:23 Speaker 2

Look, humbly speaking, we don't think there is a relevant competitor who can do touchless security at scale with a either way involved, as that was a key finding in our due diligence is there just is a big technology gap between evolve and and the other nearest competitor we we think we have a significant technology lead.

00:42:43 Speaker 2

So just to clarify them and they will not be to to buy competitors who we think are relevant and can gain share. It's really to add capabilities.

00:42:53 Speaker 1

That's right.

00:42:54 Speaker 3

Great, that makes sense and and and just going back to that technology. But can you kind of talk a little bit more about the underlying technology?

00:43:02 Speaker 3

It seems like it's it's several individual pieces that sort of bring the picture together, because of course the images of what you're able to see on the tablet, how.

00:43:12 Speaker 3

That all breaks down into a color coded.

00:43:14 Speaker 3

Uhm, you know? Display UM, if you kind of walk us through. Kind of how, how that all comes together.

00:43:20 Speaker 1

Sure, so there are some very very. There are 50 very advanced sensors in the system that are sending out RF frequency signals in the path. When people are coming through and we actually don't see the person, we use those RF signals to identify the.

00:43:40 Speaker 1

Telemetry or or signatures around threats, so things like metallic composition of a barrel of a gun.

00:43:50 Speaker 1

The density of that barrel, the shape and size we have all the telemetry in the cyber world. We called those signatures and when we see that signature we immediately send an alert turn the green light red and then as I said, we're taking a picture of everyone, but we're doing it.

00:44:11 Speaker 1

To match the threat to the person so that the security guard during a high flow of 3000 people coming into the venue, they can pull the person out of the crowd and bring them to the side, both to make sure.

00:44:24 Speaker 1

Or that the resolution table and the guards can quickly identify where the threat is on the person and their bag on their body on their ankle.

00:44:33 Speaker 1

Quickly resolve it, but also to allow the rest of the people to flow into the stadium because more often than not, people aren't carrying weapons when they come in. And if somebody does, why make?

00:44:45 Speaker 1

Everyone else stand in line and divests so that dynamic is really, really important. So I know I oversimplified. What we do. The truth is it took us.

00:44:56 Speaker 1

Seven years, about $75 million. Much of that was funded by Bill Gates, our largest single investor at the time.

00:45:06 Speaker 1

This is a hard problem to solve. We had a team of people that were with one of our cofounders, Mike Ellenbogen, who built a company called Reveal Technology.

00:45:16 Speaker 1

That ended up being a leader in bag scanning technology for aviation, so they come from the aviation world. While we're Boston based.

00:45:26 Speaker 1

Mike and our other co-founder and El Charro at the Boston Marathon together, and when that bomb went off they looked at each other and said we need to bring aviation like security to the rest of the world and do it at the pace of life. And you know that begun this discovery process.

00:45:46 Speaker 1

Of taking our patents, this amazing team of people a lot of capital and an enormous amount of.

00:45:53 Speaker 1

Work to to to solve this problem and nobody else has done it today but us. So we as Kevin said we have a technical advantage that's measured in, you know months and years.

00:46:05 Speaker 1

This pack will allow us to capture the moment and extend that technical mode and make it a market mode by getting hundreds and thousands.

00:46:14 Speaker 1

Of customers that have our system in their venue, and we'd like to democratize security to the point that that people call up and say, hey, do you have evolved just like you had that ADT sign stuck in your graph to say I'm protected by ADT? We want consume.

00:46:32 Speaker 1

Rumors to recognize that if customers or venues have evolved, they know they can come back safely, not stand in the line.

00:46:41 Speaker 1

Nobody will touch their stuff, and when they get inside the venue, they're going to be there with people and nobody will have a spread on it, right? That's how people want to come back again, and that's what we provide.

00:46:53 Speaker 2

And I know I I keep harping on this subject of false positives. So it sounds really dry, but it's the critical.

00:46:59 Speaker 2

Well, I think element of why evolve is so superior is that if if you can solve this problem at quickly enough as people are walking through and if you can do it accurately enough that it can distinguish between metal, that's benign and metal, that's a potential threat. It allows the security staff.

00:47:20 Speaker 2

To focus on the actual threats so it dramatically dramatically reduces false positives which can run as high as.

00:47:27 Speaker 2

This you know.

00:47:28 Speaker 2

95% of of of the times that a that a traditional metal detector goes off.

00:47:33 Speaker 2

There's nothing there and that I think is the challenges that the security staff. It's very challenging to figure out where's the real threat.

00:47:40 Speaker 2

That's the critical thing with evolve is that everybody gets to go through, except the people specifically carrying items the system doesn't recognize.

00:47:49 Speaker 2

Or that recognizes as a threat.

00:47:52 Speaker 3

Right, right? So I'd like to remind our viewers we're we're just under 15 minutes left in the webinar. There's still plenty of time to get any questions, and we do have another one which is just simply asking if either Kevin or Peter.

00:48:03 Speaker 3

Could you give an update as on the time frame for the deal being completed?

00:48:10 Speaker 2

Yeah, so as Peter mentioned, the process has gone pretty smoothly.

00:48:10 Speaker 1

7.

00:48:14 Speaker 2

This is my 4th Specht. I was the president and vice chairman of the first three Hennessy capital specs. So I've got a little bit of context on the chaos often.

00:48:25 Speaker 2

Companies as a D spec. This one has been pretty smooth. As Peter mentioned, the the pipe process was 2 1/2 times oversubscribed and we were able to upsize the SEC process for those who are closer to this back market you you'll be aware there have been some extra requirements the SEC has has put on.

00:48:45 Speaker 2

Uh, stacks and dispatch. Recently a lot of which we support. We understand what they're trying, you know the the information they want us to provide so people can make an informed decision or totally fine with that of so. But that process, you know, we submitted our first proxy at the beginning of April.

00:49:04 Speaker 1

The.

00:49:05 Speaker 2

We got the comments back on schedule from the SEC.

00:49:08 Speaker 2

We submitted our response to those we had 25 comments in our first letter. We had two in our second letter which we got on Friday, so they that all seems pretty manageable.

00:49:20 Speaker 2

We have not set a date yet for the vote, but we would at this point estimated to be at the end of June or early July, I suspect short.

00:49:28 Speaker 2

For those who were trying to plan. When might the ticker FLIP? And this be traded as evolve as opposed to we would expect. A safe guess would be shortly after 4th of July.

00:49:39 Speaker 3

OK great, thanks for that and one other question I have for Peter is you had a slide that mentioned you know among the other channels and of the other capabilities that that that evolve could grow to and then mention retail spaces among them.

00:49:53 Speaker 3

You know there's there. There are a series of other technology companies trying to figure out a way to make that work.

00:49:59 Speaker 3

Where you just walk right out of the supermarket with your groceries. You know Amazon has their version. There's there's the ones that are out there and you mentioned the in some ways the kind of the self tearing tickets about walking in that way.

00:50:11 Speaker 3

Do you see of all this being potentially sort of incubator for figuring out how to solve some of those other?

00:50:17 Speaker 3

Uhm, there's other issues and other potential capabilities and other other channels.

00:50:22 Speaker 1

Yeah, well look. I think that job number one is to get into that digital threshold and do the most important thing which is make the venue safe, safe from all kinds of threats.

00:50:35 Speaker 1

And as you know from all the cyber breaches that are going on and the physical breaches that are going on.

00:50:40 Speaker 1

Whether it's at meatpacking plants or water plants or railroad stations.

00:50:45 Speaker 1

The the those markets are are overlapping, right? The physical world, the cyber world. The health world is coming together.

00:50:53 Speaker 1

We want our customers to view us as a platform for all those integrations to happen. So if we're in the digital threshold threshold and we can provide.

00:51:06 Speaker 1

Through software upgrades, other capabilities for our customers that they find really valuable in that experience, we want to do it right.

00:51:15 Speaker 1

And be that kind of single source of truth to start with. It's safe to be here, but then whatever other things that customers want we we want to do it as well.

00:51:24 Speaker 1

Today it's all about going into the venue, but if there's you know, data loss prevention or physical loss prevention on the way out, that's something we want to entertain because.

00:51:35 Speaker 1

Every time somebody crosses the threshold, we can do something while we're there.

00:51:41 Speaker 3

Great thanks. So we did have another question here. Just can you talk a bit about the, you know the social impact that can be delivered by Vault product being in venues and then being in a more widespread use.

00:51:53 Speaker 1

Well, look, I you know I started out by saying mission driven and purpose built and Kevin referred to that being one of the the the North Stars of the company that everybody is really really passionate about solving this problem in the world today and making this a safer place to be.

00:52:14 Speaker 1

We have a gun epidemic in north.

00:52:16 Speaker 1

America there are, you know, 400 million guns in North America. Many of them are assault rifles. These are killing machines.

00:52:27 Speaker 1

We need to find a way to make venues safe and we're now using technology to do that. So we take that very, very seriously people.

00:52:37 Speaker 1

Agonize every single day about how to write code that's better, how to deploy systems that are better at a trained security guards that are better, because if we can save one more life or prevent.

00:52:49 Speaker 1

One mass shooting to happen, then you know we'll feel good about that. So we're we're all about the the mission.

00:52:58 Speaker 1

We think it's really important and this is one of those amazing opportunities where you can both do well and do good. We have a chance of building a market leading company and creating a lot of value.

00:53:09 Speaker 1

For all of our shareholders, but at the same time being driven by this passion, to make the world a safer place than than it was before us. And that's what gets us up every day, and something we deeply believe in, and our organization.

00:53:25 Speaker 1

Are energized by by that challenge, that opportunity, but the gravity of the problem that we have here.

00:53:34 Speaker 2

The other the other thing I might add to that is in support of that mission. We're taking 15% of our equity as well as all of my board compensation and putting that into a a PVC of public benefit corporation that'll be owned by EVOLVE but will be used for the purposes of bringing evolve to locations.

00:53:52 Speaker 2

That otherwise might struggle to afford it, in particular in our city school.

00:53:56 Speaker 2

Rules along those lines we've talked a bit about the Motorola partnership. Motorola has existing work communications relationships with a lot of first responders.

00:54:07 Speaker 2

Part of their intent is to integrate, evolve into that broader communication system. So think about, wouldn't it be great? It was great. Some misuse of the word, but.

00:54:17 Speaker 2

If there was a threat at a school, if immediately the Police Department gets in a.

00:54:21 Speaker 2

Or they they know the system is identified. Someone has just come in with a weapon they know where on the on the person that weapon is located and they have an image of the person face.

00:54:32 Speaker 2

They immediately know where to go, who to look for, where to look for, and what they're looking for and and and gives them a head start to help stop, you know, hopefully stop the next tragedy.

00:54:45 Speaker 3

Yeah, great and and I guess as you were both doing both your own development work and and Kevin on your side doing the diligence, were you having to kind of put together parallel models in terms of how the reopening was going to work?

00:54:58 Speaker 3

How that was going to affect all of these things? And I mean, I, I suppose one way or the other, it's it's, it's a.

00:55:04 Speaker 3

Rising demand in the market one way or the.

00:55:06 Speaker 3

Miller

00:55:06 Speaker 3

00:55:06 Speaker 2

Other yeah look our key, focus on diligence and I think from an investor's perspective to to understand and get comfortable and excited about evolve as an investment.

00:55:16 Speaker 2

I would suggest the primary thing to to that and that we focused on was.

00:55:22 Speaker 2

That we believe the market for EVOLVE is 10 times the market for traditional metal detectors that there's this huge, unserved market simply because the combination of impact on the visitor experience costs and accuracy just doesn't work for them. That's, I think the critical, the thing that from an investment.

00:55:42 Speaker 2

Perspective excites us and from a mission perspective inspires us is we think there's this massive unserved market because traditional metal detectors simply aren't applicable in those venues.

00:55:55 Speaker 2

That's what we focused on in our diligence is OK if we're arguing there's this huge market of people who don't have anything right now, but they're going to use evolve.

00:56:04 Speaker 2

How do we validate that? And that's that's really the fundamental thing we focused on while reopening and assuming you mean reopening in the context of coming out of COVID.

00:56:15 Speaker 2

That was a relevant but but look our key focus is on, whereas evolve three years from now. Five years from now.

00:56:24 Speaker 2

If we get that right, we feel pretty good the next 1218 months will take care of itself, and it appears to be, as Peter mentioned. If you look at the company performance.

00:56:34 Speaker 1

Yeah, I would say that that our business, you know we had a really, really strong year in 2020.

00:56:42 Speaker 1

But the pandemic accelerated the need for what we do it it didn't create the need right. There was always a need in that 18 billion of the 20 for people to want to have technology to make their venue safe. Most of our existing customers consider.

00:56:59 Speaker 1

You know a metal detector and chose not to do it, so when we walk in the door and they finally realize they can have a safe venue, have a great visitor experience and potentially save some money.

00:57:12 Speaker 1

It's that's the low hanging fruit for the business to size the opportunity that Kevin talked about today. There's a million metal.

00:57:19 Speaker 1

Detectors that are installed around the globe, most of it's in aviation and professional sports, 'cause that's what's regular.

00:57:27 Speaker 1

If we do our five year plan, that's only 20,000 systems come to replace the million metal detectors that they're out there, and that only represents the 2 billion and not the 18 billion.

00:57:40 Speaker 1

So you can see how big a market there is to get, which is why we're focused on that Greenfield area.

00:57:46 Speaker 1

Because there are so many venues that wanted to have safety looked at a metal detector said not to do it, and other than trying cigars.

00:57:57 Speaker 1

Security guards to do bag check. You know, don't you know they lie awake at night worrying about the venue being safe, we solve that for them now.

00:58:06 Speaker 3

Great, and we're almost out of time, but I I did want to throw one more question just you touched upon as well that one of the unique things about about evolve as a software and technology company are the four year contracts and the fact that that's guaranteed in terms of the partnership with the client.

00:58:21 Speaker 3

And can you talk a little bit about how how that provides a bit of visibility in terms of how the company is going to be progressing?

00:58:26 Speaker 3

These next few years.

00:58:27 Speaker 1

Yeah, so all of our contracts are for 48 months and and we're going to be.

00:58:36 Speaker 1

So they're non cancelable orders for 48 months. The truth is not one of our customers have a concern about the time when they decide hey, I'm going to put something in that's physical there it's they're not afraid to make a long term commitment. So the four year commitment is never a problem for them.

00:58:55 Speaker 1

At the end of four years, so we actually own the gear we're providing this subscription SAS model as a service as an app.

00:59:04 Speaker 1

How come at the end of four years they have the opportunity to extend along that time we expect our customers to add new features and capabilities.

00:59:15 Speaker 1

It gives us a chance to upsell and at the end of four years, because we're upgrading both the hardware and the software and and providing a guarantee. Tesla on the outcome.

00:59:26 Speaker 1

We you know, we expect our renewal rate.

00:59:29 Speaker 1

To be, you know north of 95% because we're going to be so strategic to our customers, they're going to continue to want more and and you know, at the end of four years, it's not like they're venue safe now and they're going to take it out, right? It's like, no, we're now part of their complete customer experience, safe experience.

00:59:50 Speaker 1

And they're going to want us to do more for them, not less, but we feel really, really good about building those long term strategic partnerships with our customers and doing a lot for them beyond security.

01:00:03 Speaker 3

Right, and with that we have come to the end of our time, but I want to thank you about Peter and Kevin for coming on.

01:00:08 Speaker 3

It's a very interesting company, very interesting deal, and thanks to all of our viewers that submitted questions and tuned in there will be a replay available in case you came in a little late. Just stay tuned to usbackinsider.com to get that.

01:00:21 Speaker 1

Thank you very much.

01:00:22 Speaker 2

Thank you.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between NewHold and Evolv. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. NewHold has filed a registration statement on Form S-4 with the SEC, which includes a document that will serve as a prospectus and proxy statement of NewHold, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all NewHold stockholders. NewHold also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NewHold are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by NewHold through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from NewHold upon written request to NewHold Investment Corp., c/o NewHold Enterprises, LLC, 52 Vanderbilt Avenue, Suite 2005, New York, New York 10017, Attn: Charlie Baynes-Reid, or by calling (212) 653-0153, or by email at info@newholdllc.com.

Participants in the Solicitation

NewHold and Evolv and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NewHold’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of NewHold and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between NewHold Investment Corp. (“NewHold”) and Evolv Technologies, Inc. (“Evolv”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NewHold’s securities, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of March 5, 2021 (the “Merger Agreement”), by and among NewHold, Evolv and NHIC Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NewHold, by the stockholders of NewHold, the satisfaction of the minimum trust account amount following redemptions by NewHold’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Evolv Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Evolv and potential difficulties in Evolv employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Evolv or against NewHold related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of NewHold’s securities on a national securities exchange, (xi) the price of NewHold’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which NewHold plans to operate or Evolv operates, variations in operating performance across competitors, changes in laws and regulations affecting NewHold’s or Evolv’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in Evolv’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NewHold’s registration on Form S-1 (File No. 333-239822), the registration statement on Form S-4 discussed above and other documents filed by NewHold from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law NewHold and Evolv assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither NewHold nor Evolv gives any assurance that either NewHold or Evolv or the combined company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond NewHold’s and Evolv’s control. While all projections are necessarily speculative, NewHold and Evolv believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that NewHold and Evolv, or their representatives, considered or consider the projections to be a reliable prediction of future events.